ELLIOTT MANAGEMENT CORP.
40 WEST 57TH STREET
NEW YORK, NEW YORK 10019

TEL. (212) 974-6000
FAX: (212) 974-2092

May 4, 2016

The Board of Directors
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
Attn: Chairman Leslie Brun
Attn: CEO Brian MacDonald

Dear Les, Brian and Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, "Elliott" or "we"), which collectively own 8.6% of the common stock and equivalents of CDK Global, Inc. (NASDAQ: CDK) (the "Company" or "CDK"), making us one of the Company's largest shareholders.

Over the past year, we have participated in an ongoing private dialogue with the Company, particularly with Chairman Les Brun and CFO Al Nietzel. We have also had the chance to spend time with Brian MacDonald since his appointment as CDK's new CEO in March. We have enjoyed this dialogue, and we look forward to continuing it. We have enormous respect for Les, Brian and Al, and we think their combination of skills and experience could be critical to realizing the significant opportunity in front of CDK.

The purpose of today's letter is to share our thoughts on this compelling opportunity and to lay out a plan for CDK to optimize its business operations and drive a meaningful improvement in shareholder value. As the leader in the Dealer Management System ("DMS") market, CDK possesses a uniquely attractive business, selling mission-critical software on a subscription basis to sticky auto dealership customers with long-term contracts. However, our extensive public diligence has confirmed that CDK's operations remain vastly under-optimized, which is affecting both business performance as well as valuation.

In fact, CDK has the opportunity to enhance its EBITDA margin profile to 42% in FY2018 from its current 24% margin and to re-orient its capital structure to one more appropriate for its durable, subscription-based business. **For shareholders and employee shareholders, such optimization, if executed correctly, should yield a stock price of ~$81 within 14 months, a 72% increase to the current price.**

For Brian and his new management team, we view this moment as a unique opportunity to embark upon a new era of outperformance at CDK under their leadership. The letter is organized as follows:

- We begin by introducing the situation briefly. **CDK has a uniquely attractive business**, despite being spun out of ADP with an operational framework and capital structure that are not optimized for a market-leading vertical software business.

- Next, we focus on the progress to date. Despite the clearly identifiable opportunity, **CDK has not yet taken any meaningful steps to pursue an optimization of its business operations and capital structure.**

- We then discuss the value-maximizing path forward. **CDK can and absolutely should take steps to realize the margin-improvement and capital-return opportunities at hand**. With CDK's main competitor running its North America business at EBITDA margins of ~55% (versus CDK's ARNA segment at just 30%, with corporate overhead fully allocated in both figures) and exhibiting healthy growth recently, there is significant opportunity for CDK management to improve its target margin profile.

- Finally, we address the road ahead. We believe that given the time lost since CDK's spin-off, **progress cannot be delayed any longer**. Expedient implementation of the Value-Maximizing Plan laid out in this letter would upgrade the organization, streamline the operations, optimize the capital structure and position CDK for growth. Unless the Board plans to run a process to fully explore the existing strategic and private-equity interest in acquiring CDK, it should commit to the Value-Maximizing Plan without reservation.

As active investors in the technology industry, we have considerable experience investing in software companies, and we have put a tremendous amount of resources and time into researching these recommendations. We thank the entire Board and management team for its consideration of our thoughts and welcome any questions.

About Elliott

Elliott is an investment firm founded in 1977 that today manages approximately $28 billion of capital for both institutional and individual investors. We are a multi-strategy firm, and investing in the technology sector is one of our most active efforts and one in which we have built a long track record. Elliott's current and prior investments in software companies include Citrix, Qlik, Mitchell International, Informatica, Novell/Attachmate, BMC Software, MSC Software, Compuware, E2Open, EMC/VMware and many others. Through years of experience operating, investing and sitting on the boards of software companies, we have developed significant in-house expertise not only in understanding the business models, growth prospects and competitive dynamics of horizontal and vertical enterprise software companies, but also in achieving operational excellence across sales and marketing, product development, support and implementation functions. Over time, we also have formed strong relationships with senior executives and expert consultants and advisors across the space, which have informed our viewpoints.

Our approach to CDK is consistent with our approach to many of our current and previous technology investments. We have conducted extensive public research to better understand the Company's operations and strategy, including working with respected technology and management consultants to examine the broader DMS and Digital Marketing markets and CDK's position within those markets. We have also worked with industry experts and IT buyers at dealership groups to examine and assess the capabilities and competitive positioning of CDK's products and technologies across all of its offerings. Our efforts included a survey of over 450 IT buyers at various dealerships, enabling us to better understand the DMS landscape from a buyer's perspective and to identify what factors are most important in driving purchasing behavior. We have also retained experienced and proven C-level executives with technical and operational capabilities in the software and broader technology marketplaces to advise us on higher-level corporate considerations. Finally, we have retained several performance-improvement consulting firms, which have conducted public research to evaluate CDK's operational efficiency and have developed specific recommendations across all functional areas.

We believe this time- and resource-intensive exercise has given us a strong understanding of the markets in which CDK participates and has resulted in well-researched recommendations for creating value. We believe these recommendations will significantly improve CDK's business and drive substantial shareholder value-creation over time.

CDK: A Unique Opportunity

As we have written to the Board previously, CDK has an extremely compelling business model. It leads the DMS market in North America with over 40% market share, generates a highly attractive annuity stream through its subscription-based suite of software applications and enjoys a sticky, diverse customer base with an average DMS client tenure of 20 years. This customer stickiness is driven by the mission-critical nature of its DMS offering, the quality of its products and CDK's long-term customer contracts – all of which make CDK's subscription revenue stream grow nicely during good times while remaining incredibly resilient during economic downturns. Indeed, from the perspectives of both business-model quality and the magnitude of its value-creation opportunity, CDK is one of the most attractive software businesses we have invested in to date.

However, it is not surprising how and why the current state of affairs exists at the Company. Based outside of Chicago, CDK was a division of ADP, a large payroll-services company headquartered in New Jersey, for 42 years. ADP senior management took a hands-off approach to managing the division as long as it achieved its single-digit revenue-growth goals and demonstrated a small amount of margin expansion annually. The division was never optimized as a vertical software business, primarily because its management team did not hail from the software industry and did not have strong incentives to meaningfully improve the division's operational effectiveness and productivity. Furthermore, when the business was spun off in October 2014, the CEO chosen to lead the new public company was a 39-year veteran of ADP and the same executive who had been running the division for the past decade.

CDK was thus separated from ADP with what we believe to be two unique and substantial opportunities to create value: highly inefficient operations and a suboptimal capital structure. In addressing these two issues, CDK has the opportunity **not just to become more efficient, but to become a better business**.

With the spin-off of CDK having been announced in early April 2014, CDK has had over two years to develop an appropriate business plan as a standalone company and execute swiftly against it. Unfortunately, over this long time period, little has been done to capture this opportunity.

Progress To Date Has Been Limited

In the two years since CDK's spin-off was announced and in the 19 months since the Company has been public, very little progress has been made in improving its operations or capital structure. Despite significant encouragement from shareholders and the announcement of moderate operational changes in June of last year, little has been done, with CDK achieving only $15 million of cost savings to date under its margin improvement plan and initiating a small buyback of $250 million, only 3% of the Company's market cap at the time.



Limited Progress Made To Maximize Value To Date
Share Repurchases
(mm of shares)
Very limited progress made to date
6.6
Shares repurchased to date(1)
(through Dec. 31, 2015)
31.9
Shares CDK is able to repurchase through September 2016(2)
46.8
Shares repurchased through FY2018E under the Value-Maximizing Plan(3)
Adjusted EBITDA Margin
21.4%
LTM EBITDA margin at spin-off
(June 30, 2014)
Very limited progress made to date
24.4%
Current LTM EBITDA margin
(Dec. 31, 2015)
42.0%
Target FY2018E EBITDA margin

(1) Repurchased share count pro forma for full $250mm ASR. Estimated shares repurchased calculated assuming the $250mm worth of ASR repurchases are delivered at the approximate price which yielded 4.3mm shares delivered on the first $200mm (~$46.50).

(2) Assumes that CDK purchases up to 20% of its initial share count through the two-year anniversary of the spin-off. Assumes 159.6mm initial share count, reflecting reported spin-related issuance of 160.6mm shares adjusted for 1.0mm initial overstatement.

(3) Value Maximizing Plan assumes $1.0bn of shares repurchased through CY16 and debt raised up to 3.0x Net Debt / LTM EBITDA each subsequent fiscal year at an interest rate of 5.0%. Assumes that 65% of available FCF is returned to shareholders each period and a constant quarterly dividend of $0.135. Assumes CDK shares valued at 20x NTM P/E.

This lack of progress has created a credibility gap with investors and also has real business implications, including employee uncertainty as they are forced to head to work each day aware that there is a "restructuring" going on without any end in sight. In contrast, successful large restructurings in the software sector are executed swiftly, with such prompt cost actions considered a "best practice" by nearly all cost consultants. Such action is best for employees, for customers and for the business itself, allowing for a return to business as usual rather than being mired in a multi-year restructuring.

Prompt Cost Action is Best for the Company

Key Issue	Prompt Cost Action	Gradual Cost Action
Employee Retention and Morale	▪ Organization can convey to employees that the restructuring is over, everyone's job is now safe – leads to better productivity, higher morale and greater retention ▪ CDK's stock, including employee-owned stock, experiences a benefit earlier, improving morale and generating economic benefits for employees	▪ Constant RIFs and negative environment lead to employee departures and difficulty recruiting ▪ Employees are in a perpetual state of fear and uncertainty, which they see as a lack of leadership ▪ Always "looking over their shoulder," employee productivity is lower
Competition's Ability to Benefit from Company's Restructuring	▪ Company is able to assure customers that the transition is progressing as planned and will not affect customers ▪ Restructuring duration is brief – back to regular business sooner	▪ Longer transitions are used against companies in sales processes as competitive sales teams capitalize on the thought of a competitor's ongoing restructuring efforts
Reinvestment of Savings	▪ Quick restructurings can create a virtuous cycle of profitability, as a portion of the savings generate funds that can be re-invested in further profit-enhancing activities	▪ Return on restructuring diminishes over time as the resultant cost savings are not able to be deployed into value-generating activities until a later date
Product Roadmaps	▪ Company maintains clear expectations with customers and provides assurances that releases will remain on schedule	▪ Customers pause purchasing behavior until the restructuring is complete due to lack of certainty
Signaling to Investment Community	▪ Rapid progress is highly effective in convincing investors that the Company is committed to its plan and making meaningful progress	▪ Investors and research analysts grow increasingly dubious the longer a restructuring drags on without tangible results

Employee feedback submitted on Glassdoor indicates the importance of acting swiftly and decisively during this restructuring in order to limit uncertainty and prevent CDK from falling into a perpetual state of flux:

> *"Direction and focus on work is in flux... lack of clear leadership in upper management. New, key senior leadership roles will either make it great ... or not. Only time will tell."*
>
> – Current Full-time Employee, Feb. 2016

> *"Constantly changing company. Job security is nonexistent as the changes they make may or may not put you out of the job. Make up your minds. Pick a business plan and stick with it. Give your employees time to adjust."*
>
> – Current Full-time Employee, Jan. 2016

> *"The whole RIF environment has everyone on edge, even if no one talks about it."*
>
> – Current Full-time Employee, Oct. 2015

For their part, investors have been deprived of the valuation potential of CDK and the cash flow the Company could have yielded to invest in growth. Below are quotes from current CDK shareholders that reached out to us to convey their frustration with the Company's current state of affairs:

> *"...**even after 18 months since the spin, CDK's margins are less than half of Reynolds' and the company has only cut $15 million under the plan they put out last June**."*

> *"CDK should be levering up and doing a **$1.5 billion buyback immediately** given where the stock is."*

> *"We know that CDK can double its margins if it executes, but everyone we speak to is **skeptical that management is actually focused on taking out cost due to the total lack of progress so far**."*

> *"CDK's buyback is much smaller than we had expected. **This company can support a ton of leverage and should be buying back stock aggressively at these prices**."*

> *"We hope that they can focus on margins – **they should outperform their 35% EBITDA margin target if they execute successfully**."*

> *"We have been holders since right after the spin-off and were happy to see such an active shareholder base take shape as we think this will help **keep management laser-focused on the big opportunity ahead of them**."*

> *"The DMS business has a lot of recurring revenue and generates a lot of cash – **we wish management would announce something more aggressive on the buyback front**."*

Shareholders are understandably disappointed and concerned by the lack of progress to date and believe the optimal value-creative actions are long overdue. They feel strongly that CDK's Board and management must take more significant steps with regard to enhancing operational effectiveness and capital return, providing greater clarity around the path to an optimal margin profile and demonstrating an overall commitment to long-term value-creation.

While CDK's legacy management team squandered a substantial amount of time by failing to take action, we believe with the recent appointment of Brian as CEO and what we hope is a new mandate for change, CDK can now make up for this lost time. There is a tremendous opportunity for real leadership at CDK, and we believe Brian, Al and the rest of their team, with support from the Board, can present a plan to maximize value at CDK.

CDK Can and Should Be More Efficient

Though CDK possesses a uniquely attractive business model with loyal customers, sticky contracts and a strong competitive position, the extensive public diligence we performed has clearly confirmed that **CDK is profoundly under-managed**. For example, in FY2015 ended June, CDK's adjusted <u>EBITDA margin was 23% and EPS (excluding stock-based compensation) was $1.50</u>. With proper management, CDK can achieve an <u>EBITDA margin and EPS of at least 42% and $4.06</u>, respectively, by FY2018. We believe this significant improvement in CDK's financial performance can be achieved in a timely fashion if the right steps to improve the Company's operations and capital structure are taken.

CDK has clear operational benchmarks to look to in the form of DMS peer Reynolds & Reynolds ("R&R") and digital marketing competitor Dealer.com. The North America and International DMS businesses of R&R, the second largest DMS vendor, are nearly perfect comparables for CDK's ARNA and ARI segments, respectively. Though smaller in scale than CDK in the DMS market (with R&R generating approximately 40% less revenue than CDK in North America DMS), R&R is able to compete effectively in the DMS market with a vastly superior approach to managing operations, manifested in a substantially more efficient margin profile. R&R achieves this level of operational effectiveness by limiting the management layers that sit between senior and junior members of the company; running highly efficient and productive teams in software development, customer support and implementation; and operating out of low-cost locations.

As a result, R&R is able to grow its revenue while maintaining <u>a consolidated EBITDA margin profile of more than 50% and an EBITDA margin for its core North America DMS segment at approximately 55%</u>. Similarly, Dealer.com, prior to its acquisition in 2014, achieved meaningfully higher margins than CDK's Digital Marketing segment currently generates. The margin differential between CDK and R&R is in part due to R&R's more productive workforce (higher revenue per head), more cost-effective labor base (lower cost per head) and smaller facility footprint (8 R&R facilities globally versus 80 for CDK). Our public diligence shows that CDK can close this gap and has a significant opportunity to drive increased employee productivity across functional areas; reduce cost per head; move operations to lower-cost geographies; restructure its software development, customer support and implementation organizations; optimize management spans of control; leverage inside sales; and rationalize facility footprint. The charts below illustrate the significant differences in operational effectiveness and productivity between CDK and its closest peers.



Closest Segment Peers Have Meaningfully Higher Margins

DMS – North America[1]

DMS – International[1]

Digital Marketing[2]

Note: CDK segment margins assume that corporate overhead and D&A are allocated based on segment revenue contribution to total.

(1)   Reynolds & Reynolds figures reflect segment margins including corporate overhead based on publicly available figures from Moody's and S&P credit ratings reports. Assumes D&A of 7.5% of sales, allocated based on revenue contribution to total.

(2)   Dealer.com figures reflect 2013 actuals, the last publicly available financials prior to its acquisition by Dealertrak.



Reynolds & Reynolds Is Far More Productive Than CDK

Revenue per Head ($000's)[1]

Total Cost Per Head ($000's)[1]

(1)   Reynolds & Reynolds figures reflect estimated financials based on publicly available figures from Moody's and S&P credit ratings reports and assume that D&A is equal to 7.5% of sales. CDK figures reflect last fiscal year financials.

If the gap is closed between CDK and its direct peers, then CDK will generate a consolidated adjusted EBITDA margin of at least 42%, as shown below. It is important to note that in each of its segments, CDK is *larger* than its relevant peer comparable below, which suggests there is potential upside for CDK beyond the figures below due to scale advantages.

	CDK's Target EBITDA Margin Profile							
	FY15A Revenue		**Best-in-Class EBITDA Margin**			**2018 EBITDA Margin @ Targets**		
CDK Segment	**$**	**% CDK**	**Peer**	**Sales**	**Margin**	**'18E Sales**	**'18E Mgn.**[3]	**% of CDK**
ARNA	$1,285	64%	Reynolds & Reynolds[1]	$840	55%	$1,454	55%	62%
ARI	319	16%	Reynolds & Reynolds[1]	60	20%	349	20%	15%
Digital Marketing	413	20%	Dealer.com[2]	239	19%	537	19%	23%
PF CDK Consolidated EBITDA Margin at Best-in-Class Targets						**$2,340**	**42%**	

(1) *Reynolds & Reynolds figures reflect segment margins including corporate overhead based on publicly available figures from Moody's and S&P credit ratings reports. Assumes D&A of 7.5% of sales, allocated based on revenue contribution to total.*

(2) *Dealer.com figures reflect 2013 actuals, the last publicly available financials prior to its acquisition by Dealertrack.*

(3) *CDK segment margins assume that corporate overhead and D&A are allocated based on segment revenue contribution to total.*

In addition to taking prompt operational action to achieve an optimal margin profile, CDK should capitalize on its current inexpensive valuation by immediately looking to improve its suboptimal capital structure and capital return program. Given the significant opportunity to improve margins by almost 20 points over the medium term, we believe the Company should repurchase a substantial amount of stock promptly. As CDK executes against an appropriate margin-expansion plan, its stock price should increase meaningfully, by which point CDK will have missed out on an attractive opportunity to invest in its own stock at lower prices. Thus, it is highly advantageous for CDK to commence a large buyback now to maximize its earnings-per-share accretion and the return-on-investment on the buyback.

Both a large one-time share buyback and ongoing repurchases can be funded with new debt given CDK's attractive credit profile, characterized by substantial recurring revenue, long-term contracts with sticky customers, a strong competitive position, demonstrated resilience through economic downturns and a compelling margin-expansion story. Despite this attractive credit profile, CDK is currently only levered at 1.8x net debt / LTM EBITDA. Based on our analysis with our investment banking and credit rating advisors, we believe a net leverage target of 3.0x is prudent as a public company of CDK's quality. With net leverage of 3.0x and an improved margin plan, CDK would still produce over $400-$500 million of annual free cash flow while retaining significant balance-sheet capacity and financial flexibility. Also, given the nature of CDK's business and its low customer concentration, we believe there is no business purpose for maintaining an investment-grade rating. Rather, CDK should look to lower its overall cost of capital and commence debt-funded share repurchases at these very attractive stock price levels and ahead of several years of meaningful earnings growth. There are a number of relevant public technology companies with attractive durable businesses that maintain net leverage significantly above 3.0x including Solera Holdings (prior to its recent take-private), SS&C Technologies, Sabre Corp, and Zebra Technologies.

We have also performed extensive diligence on CDK's ability to repurchase a meaningful amount of stock during the two years since the spin-off on October 1, 2014. Our legal advisors and tax experts have concluded that CDK has complete flexibility to repurchase 20% of the initial shares outstanding at the time of the spin-off through September of this year, after which point CDK's ability to repurchase stock is completely unconstrained. Given the Company's low level of repurchases to date, this allows for over $1.2 billion of stock repurchases through September, which depending on expected trading volume, could take the form of a tender offer, accelerated share repurchase or normal course open-market buyback.

The Value-Maximizing Plan

We strongly believe in the opportunity for CDK to put in place the following two-pronged Value-Maximizing Plan:

- **Improved Operations**: CDK should announce that it is increasing its FY2018 EBITDA margin target from 35% to 42% and is committed to improving operating performance quickly and decisively. CDK will provide shareholders regular updates on progress against the plan.

- **Enhanced Capital Return**: CDK should accelerate its capital return plan by committing to repurchase $1.0 billion of stock through the end of calendar year 2016 funded with new debt and balance-sheet cash as well as announce a new long-term capital return plan comprised of ongoing buybacks funded by both cash proceeds generated by maintaining a 3.0x net leverage target and returning 65% of annual free cash flow.

In our view, this plan will drive significant shareholder value, and **with more productive operations and an appropriate capital return program, CDK's share price should be ~$81 within 14 months, an increase of 72% to the current share price.**

This sizable quantum of upside reflects the magnitude of the opportunity.   Further, this situation – an exceptional business run for years as a segment within a much larger organization and therefore never optimized as a standalone public company, coupled with clearly observable peers and data points that lay out the roadmap to vastly superior profitability – is rare.   This combination of factors drives the size of the opportunity.

Below we illustrate the value-creation opportunity using what we believe are conservative assumptions, below our internal base case.   We use Street consensus revenue figures that we believe will prove conservative over time. Internally at Elliott, we believe CDK will perform closer to a 7% revenue CAGR for FY2015-19E, which is the forecast developed by our advisors, including a leading management consulting firm that we commissioned to perform a months-long study on CDK and the DMS and Digital Marketing markets. Regarding margins and capital structure, we are comfortable with our assumptions for all the reasons highlighted above with a margin improvement plan that our advisors and consultants have developed and validated through their public research and a prudent and realistic capital return approach that was constructed by our investment banking and credit ratings advisors.

Under this framework, we derive a price target of ~$81 in the next 14 months, which we believe to be conservative. We are assuming 20x FY2018E EPS (excluding stock-based compensation) as the mid-case NTM P/E multiple based on the below analysis of Vertical Software peers. We compared i) the companies' growth rates and ii) overall business quality, which we define as stickiness and durability. As CDK has exhibited a uniquely durable business model with an average customer tenure of 20 years, established clear leadership in its market and demonstrated unusual resilience through economic downturns, we believe CDK has extremely high business quality.



Note: All financial and stock price data are from Company filings and Capital IQ as of May 3, 2016.
(1) Peer average excludes CDK and N. American Software Index.
(2) Advent Software market data and valuation multiples as of 1/13/15, the day prior to market speculation of its acquisition by SS&C.

Given this level of business quality, we believe our 20x forward P/E mid-case assumption has upside. CDK currently trades at 23x NTM P/E (excluding stock-based compensation), and we see potential for the business to more reasonably trade at 24x over time. Finally, the mid-case of our analysis implies an NTM EBITDA multiple of ~13x, which we also believe is conservative. We sensitize our valuation multiple assumption below to capture other scenarios as well. We would also note that peer DealerTrack, which has a large auto finance network business that grows faster than CDK but which is transactions-based and reliant upon auto sales (versus CDK's highly durable and stable subscription-based business), was acquired by Cox Automotive in 2015 for ~40x forward P/E.

Valuation Framework Under the Value Maximizing Plan

Value-Maximizing Plan Statistics

Summary Financials

($ in mm, except per share)	Fiscal Year Ending June 30,				
	2015A[(1)]	2016E	2017E	2018E	2019E
Sales	*$2,017*	*$2,112*	*$2,230*	*$2,340*	*$2,457*
% Growth	*5.9%*	*4.7%*	*5.6%*	*5.0%*	*5.0%*
Adj. EBITDA	**$473**	**$547**	**$783**	**$982**	**$1,044**
% Margin	*23.5%*	*25.9%*	*35.1%*	*42.0%*	*42.5%*
Net Inc. (excl. SBC)	**$243**	**$280**	**$408**	**$499**	**$520**
EPS (excl. SBC)	**$1.50**	**$1.76**	**$2.90**	**$4.06**	**$4.55**

Illustrative Future Share Price as of 6/30/17

NTM EPS (FY2018E)	$4.06
NTM P/E	20.0x
Future Share Price	**$81.11**



$81
Upside: +72%
$47
Current Price
FY2018E Price

Stock Price Targets as of 6/30/17

Implied Price at Various NTM P/E Multiples



$73
$81
$89
$93
$98
18.0x
20.0x
22.0x
23.0x
24.2x
Base Case
CDK Current Multiple
Vertical Software Average
% Premium to Current Price
+55%
+72%
+90%
+99%
+109%

Note: Assumes $1.0bn of share repurchases through CY16 and debt raised up to 3.0x Net Debt / LTM EBITDA each subsequent fiscal year at an interest rate of 5.0%. Assumes that 65% of available FCF is returned to shareholders each period. Assumes quarterly dividend of $0.135. EPS excludes stock-based compensation. Assumes CDK valued at 20x NTM P/E. Current as of May 3, 2016.

(1) FY2015A financials represent adjusted financials excluding divested internet sales leads business.

This plan is entirely achievable over the medium-term and would result in not only a higher stock price but a **better, more productive business**.

An attractive feature of the Value-Maximizing Plan is that it requires no counterparty, and thus it is completely within the control of CDK's Board and management to implement. That said, we are aware of significant private equity interest in acquiring CDK and believe that strategic buyers may be interested in the Company as well. These are certainly options that the Board should thoroughly explore if the Company prefers to engage in the recommended business optimization outside of the public eye or as part of a larger organization. There are **absolutely merits to receiving certain, premium value in the form of a sale for cash**, which requires no ongoing exposure to business risk or the capital markets. **However, if CDK chooses to remain a standalone public company, we believe the Value-Maximizing Plan should be implemented immediately.**

Next Steps

We are excited about the opportunity to drive significant value at CDK and are firmly committed to our investment as active shareholders. We strongly believe it is time to take urgent action to address the opportunities that have existed since CDK's separation from ADP. Despite being public for 19 months, CDK's previous management made very limited progress executing on the two clear and fundamental points of value-creation: margin improvement and capital allocation.

We believe that the delay has hurt CDK and that much more needs to be done. Signs of Board commitment to this pathway appear to us to be urgently needed, as shareholders are looking for leadership from both the Board as a whole and Brian as the new CEO. For our part as large and engaged shareholders, we are committed to seeing this change through. We respect and have confidence in the new leadership team at CDK and believe this moment represents the fortuitous combination of a talented team with a historic opportunity. We believe all shareholders will be well-rewarded by the improved operations and significant value-creation that result.

We look forward to maintaining a collaborative dialogue, and we are excited about the path ahead. Thank you very much for your time and consideration.

Best regards,



Jesse Cohn
Senior Portfolio Manager